EXHIBIT 21




                           SIGNIFICANT SUBSIDIARIES OF
                          UNIVERSAL FOODS CORPORATION



             Warner-Jenkinson Company, a New York corporation formerly known as H. Kohnstamm & Co., Inc. through which the Company conducts its food color business, has 5 foreign subsidiaries.

             Rogers Foods Inc., a California corporation formerly the Company's Dehydrated Division.

             Universal Holdings Inc., a Nevada investment subsidiary which is the parent company of Rogers Foods Inc. and the Warner-Jenkinson Company.

             Universal Flavor Corporation, an Indiana corporation through which the Company conducts its food flavor business, has 6 domestic and 15 foreign subsidiaries.